As filed with the Securities and Exchange Commission on September 9, 2004

                                             Securities Act File No. 333-115685
                                       Investment Company Act File No. 811-4182

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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

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                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

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                        Pre-Effective Amendment No. [ ]
                     Post-Effective Amendment No. 1 [ X ]
                       (Check appropriate box or boxes)

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                               Mercury Funds II
                          (formerly Mercury HW Funds)
            (Exact Name of Registrant as Specified in its Charter)

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                                (609) 282-2800
                       (Area Code and Telephone Number)

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                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
           (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)

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                                Terry K. Glenn
                               Mercury Funds II
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011
                    (Name and Address of Agent for Service)

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                                  Copies to:

     Andrew J. Donohue, Esq.                      Frank P. Bruno, Esq.
   Fund Asset Management, L.P.               Sidley Austin Brown & Wood LLP
        P.O. Box 9011                     787 Seventh Avenue Princeton,
      New Jersey 08543-9011                      New York, New York 10019

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Title of Securities Being Registered: Shares of beneficial interest, no par value.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940.


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     This Post-Effective Amendment No. 1 to the Registrant's Registration
Statement on Form N-14 (File No. 333-115685) (the "N-14 Registration Statement") consists of the following:

(1)  Facing Sheet of this Registration Statement.

(2)  Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on June 21, 2004 under Rule 497 under the Securities Act of 1933, as amended.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin Brown & Wood LLP, counsel for the Registrant and Merrill Lynch International Equity Fund ("International Equity Fund"), as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of International Equity Fund into the Registrant.





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                                    PART C

                               OTHER INFORMATION

Item 15. Indemnification.

Section 12 of Article SEVENTH of Registrant's Declaration of Trust, states as follows:

(c)(1) As used in this paragraph the following terms shall have the meanings set forth below:

       (i) the term "indemnitee" shall mean any present or former Trustee, officer or employee of the Trust, any present or former Trustee or officer of another trust or corporation whose securities are or were owned by the Trust or of which the Trust is or was a creditor and who served or serves in such capacity at the request of the Trust, any present or former investment advisor, sub-advisor or principal underwriter of the Trust and the heirs, executors, administrators, successors and assigns of any of the foregoing; however, whenever conduct by an indemnitee is referred to, the conduct shall be that of the original indemnitee rather than that of the heir, executor, administrator, successor or assignee;

       (ii) the term "covered proceeding" shall mean any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which an indemnitee is or was a party or is threatened to be made a party by reason of the fact or facts under which he or it is an indemnitee as defined above;

       (iii) the term "disabling conduct" shall mean willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office in question;

       (iv) the term "covered expenses" shall mean expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by an indemnitee in connection with a covered proceeding; and

       (v) the term "adjudication of liability" shall mean, as to any covered proceeding and as to any indemnitee, an adverse determination as to the indemnitee whether by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent.

(d) The Trust shall not indemnify any indemnitee for any covered expenses in any covered proceeding if there has been an adjudication of liability against such indemnitee expressly based on a finding of disabling conduct.

(e) Except as set forth in (d) above, the Trust shall indemnify an indemnitee for covered expenses in any covered proceeding, whether or not there is an adjudication of liability as to such indemnitee, if a determination has been made that the indemnitee was not liable by reason of disabling conduct by (i) a final decision of the court or other body before which the covered proceeding was brought; or (ii) in the absence of such decision, a reasonable determination, based on a review of the facts, by either (a) the vote of a majority of a quorum of Trustees who are neither "interested persons," as defined in the 1940 Act, nor parties to the covered proceeding or (b) an independent legal counsel in a written opinion; provided that such Trustees or counsel, in reaching such determination, may but need not presume the absence of disabling conduct on the part of the indemnitee by reason of the manner in which the covered proceeding was terminated.

(f) Covered expenses incurred by an indemnitee in connection with a covered proceeding shall be advanced by the Trust to an indemnitee prior to the final disposition of a covered proceeding upon the request of the indemnitee for such advance and the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that the indemnitee is entitled to indemnification thereunder, but only if one or more of the following is the case: (i) the indemnitee shall provide a security for such undertaking; (ii) the Trust shall be insured against losses arising out of any lawful advances; or (iii) there shall have been a determination, based on a review of


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the readily available facts (as opposed to a full trial-type inquiry) that there is a reason to believe that the indemnitee ultimately will be found entitled to indemnification by either independent legal counsel in a written opinion or by the vote of a majority of a quorum of trustees who are neither "interested persons" as defined in the 1940 Act nor parties to the covered proceeding.

(g) Nothing herein shall be deemed to affect the right of the Trust and/or any indemnitee to acquire and pay for any insurance covering any or all indemnitees to the extent permitted by the 1940 Act or to affect any other indemnification rights to which any indemnitee may be entitled to the extent permitted by the 1940 Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

  Exhibit
  Number         Description
  -------        -----------
   1(a)    -- Restated Declaration of Trust.(a)
    (b)    -- Certificate of Amendment of Restated Declaration of Trust.(c)
    (c)    -- Amended and Restated Certificate of Designation.(g)
    (d)    -- Certificate of Termination.(g)
    (e)    -- Amended and Restated Certificate of Designation.(h)
    (f)    -- Amendment to Declaration of Trust.(i)
    (g)    -- Certificate of Designation, dated December 13, 2002.(n)
   2       -- By-Laws, as amended on January 30, 2001.(x)
   3       -- Not applicable.
   4       -- Form of Agreement and Plan of Reorganization between the
              Registrant and Merrill Lynch International Equity Fund.(p)
   5       -- Copies of instruments defining the rights of shareholders, including the relevant portions of the Declaration of Trust, as amended, and the By-Laws of the Registrant.(o)
   6(a)    -- Amended and Restated Investment Advisory Agreement relating to
              Merrill Lynch International Value Fund (formerly, Mercury HW International Value Fund).(d)
    (b) -- Amended and Restated Sub-advisory Agreement with Merrill Lynch Investment Managers International Limited and Merrill Lynch Asset Management U.K. Limited for Merrill Lynch International Value Fund(formerly, Mercury HW International Value Fund).(d)
   7       -- Distribution Agreement with FAM Distributors, Inc.(y)
   8       -- None.
   9       -- Form of Custodian Agreement with Brown Brothers Harriman & Co.(q)
  10(a)    -- Amended and Restated Class A Distribution Plan and Class A
              Distribution Plan Sub-Agreement.(r)
    (b) -- Form of Class B Distribution Plan and Class B Distribution Plan Sub-Agreement.(z)
    (c) -- Form of Class C Distribution Plan and Class C Distribution Plan Sub-Agreement.(z)
    (d)    -- Form of Class R Distribution Agreement.(k)
    (e) -- Amended and Restated Merrill Lynch Select Pricing SystemSM Plan pursuant to Rule 18f-3.(r)

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  11       -- Opinion of Bingham McCutchen LLP, Massachusetts counsel.(aa)
  12       -- Tax opinion of Sidley Austin Brown & Wood LLP, counsel for the
              Registrant and International Equity Fund.
  13(a)    -- Form of Selected Dealer Agreement.(b)
    (b) -- Administrative Services Agreement with State Street Bank and Trust Company.(e)
    (c)    -- License Agreement with Merrill Lynch & Co., Inc.(t)
    (d)(1) -- Amended Transfer Agency, Dividend Disbursing Agency and Shareholder Servicing Agency Agreement with Financial Data Services, Inc.(u)
    (d)(2) -- Form of Amendment to Transfer Agency, Dividend Disbursing
              Agency and Shareholder Servicing Agency Agreement with Financial Data Services, Inc.(j)
    (e) -- Amended and Restated Credit Agreement between the Registrant and a syndicate of banks.(f)
    (f) -- Form of Second Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other parties.(l)
    (g) -- Form of Third Amended and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other parties.(m)
    (h) -- Form of Fourth Amendment and Restated Credit Agreement between the Registrant, a syndicate of banks and certain other parties.
             (s)
    (i)    -- Amended and Restated Expense Cap Agreement.(v)
    (j) -- Form of Interim Expense Cap Agreement with Hotchkis and Wiley Capital Management, LLC.(w)
  14(a)    -- Consent of Ernst & Young LLP , independent auditors for the
              Registrant.(aa)
    (b) -- Consent of Deloitte & Touche LLP , independent auditors for Merrill Lynch International Equity Fund.(aa)
  15       -- Not applicable.
  16       -- Power of Attorney.(aa)
  17(a)    -- Prospectus of the Registrant dated October 24, 2003, and
              Statement of Additional Information of the Registrant dated October 24, 2003.(aa)
    (b) -- Prospectus dated September 22, 2003, as supplemented on January 13, 2004, and Statement of Additional Information dated September 22, 2003 of Merrill Lynch International Equity Fund.(aa)
    (c) -- Annual Report to Shareholders of the Registrant for the fiscal year ended June 30, 2003.(aa)
    (d) -- Semi-Annual Report to Shareholders of the Registrant for the six months ended December 31, 2003.(aa)
    (e) -- Annual Report to Shareholders of Merrill Lynch International Equity Fund for the year ended May 31, 2003.(aa)
    (f) -- Semi-Annual Report to Shareholders of Merrill Lynch International Equity Fund for the six months ended November 30, 2003.(aa)
    (g)    -- Form of Proxy.(aa)

--------------------
(a) Incorporated by reference to Exhibit 1(a) to Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A of Registrant (File No. 2-96219) (the "Registrant's N-1A"), filed on December 17, 1996.

(b) Incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 30 to the Registrant's N-1A filed on August 1, 2000.

(c) Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 31 to the Registrant's N-1A filed on October 4, 2000.

(d) Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 32 to the Registrant's N-1A filed on November 1, 2000.

(e) Incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 3 to the Registration


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     Statement on Form N-1A of Mercury HW Variable Trust filed on February 28,
     2001 (File No. 333-24349).

(f) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. filed on December 14, 2000 (File No. 333-15973).

(g) Incorporated by reference to Exhibit (a) to Post-Effective Amendment No. 33 to the Registrant's N-1A filed on August 2, 2001.

(h) Incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 34 to the Registrant's N-1A filed on September 24, 2001.

(i) Incorporated by reference to Exhibit (1)(f) to Post-Effective Amendment No. 35 to the Registrant's N-1A filed on October 25, 2002.

(j) Incorporated by reference to Exhibit 8(a)(3) to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Merrill Lynch Basic Value Fund, Inc. (File No. 2-58521), filed on December 20, 2002.

(k) Incorporated by reference to Exhibit 13(d) to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A of Merrill Lynch Basic Value Fund, Inc. (File No. 2-58521), filed on December 20, 2002.

(l) Incorporated by reference to Exhibit (b)(2) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39857), filed on December 14, 2002.

(m) Incorporated by reference to Exhibit (b)(3) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973), filed on December 13, 2002.

(n) Incorporated by reference to Exhibit (1)(g) to Post-Effective Amendment No. 36 to the Registrant's N-1A filed on December 20, 2002.

(o) Reference is made to Article SECOND, Article FOURTH, Article FIFTH, Article SEVENTH, Article EIGHTH of the Registrant's Amended and Restated Declaration of Trust, filed as Exhibits 1(a), 1(b) and 1(f) to the Registration Statement; the Amended and Restated Certificates of Designation, filed as Exhibits 1(c) and 1(e) to the Registration Statement; the Certificate of Designation, filed as Exhibit 1(g) to the Registration Statement; and Article I, Article IV and Article VII of the Registrant's By-Laws, filed as Exhibit 2 to the Registration Statement.

(p) Included as Exhibit I to the Proxy Statement and Prospectus filed on June 21, 2004.

(q) Incorporated by reference to Exhibit 7 to Amendment No. 2 to the Registration Statement on Form N-1A of Master Large Cap Series Trust (File No. 811-09739) filed on January 30, 2002.

(r) Incorporated by reference to Exhibits 13 and 14 respectively to Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, filed on April 17, 2003, relating to shares of Merrill Lynch Pacific Fund, Inc. (File No. 2-56978).

(s) Incorporated by reference to Exhibit (8)(c)(4) to Post-Effective Amendment No. 8 to the Registration Statement of Form N-1A of Merrill Lynch Global Growth Fund, Inc. (File No. 333-32899), filed on December 4, 2003.

(t) Incorporated by reference to Exhibit (9)(b) to Post-Effective Amendment No. 23 to the Registrant's N-1A filed on December 17, 1996.

(u) Incorporated by reference to Exhibit (8)(d) to Post-Effective Amendment No. 35 to the Registrant's N-1A filed on October 25, 2002.

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(v)  Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment
     No. 33 to the Registrant's N-1A filed on August 2, 2001.

(w) Incorporated by reference to Exhibit (h)(9) to Post-Effective Amendment No. 34 to the Registrant's N-1A filed on September 24, 2001.

(x) Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 33 to the Registrant's N-1A filed on August 2, 2001.

(y) Incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 32 to the Registrant's N-1A filed on November 1, 2000.

(z) Incorporated by reference to Exhibit (m) to Post-Effective Amendment No. 32 to the Registrant's N-1A filed on November 1, 2000.

(aa) Filed on May 20, 2004, as an Exhibit to the N-14 Registration Statement.

Item 17. Undertakings.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.


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                                  SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 9th day of September, 2004.

                           MERCURY FUNDS II
                           (Registrant)

                            By:/s/ DONALD C. BURKE
                               -----------------------------------
                               (Donald C. Burke, Vice President and Treasurer)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



       Signatures                            Title                      Date
------------------------------    -------------------------------- ------------

     TERRY K. GLENN*               President (Principal Executive
-----------------------------      Officer) and Trustee
    (Terry K. Glenn)

    DONALD C. BURKE*               Vice President and Treasurer
------------------------------     (Principal Financial
    (Donald C. Burke)              and Accounting Officer)

   JAMES H. BODURTHA*              Trustee
-----------------------------
   (James H. Bodurtha)

       JOE GRILLS*                 Trustee
-----------------------------
      (Joe Grills)

   HERBERT I. LONDON*              Trustee
-----------------------------
   (Herbert I. London)

    ANDRE F. PEROLD*               Trustee
-----------------------------
    (Andre F. Perold)

  ROBERTA COOPER RAMO*             Trustee
-----------------------------
  (Roberta Cooper Ramo)

 ROBERT S. SALOMON, JR.*           Trustee
-----------------------------
(Robert S. Salomon, Jr.)

  STEPHEN B. SWENSRUD*             Trustee
-----------------------------
  (Stephen B. Swensrud)




* This Registration Statement has been signed by each of the persons so indicated by the undersigned as Attorney-in-Fact.

*By:   /s/ Donald C. Burke                                   September 9, 2004
    ---------------------------
      (Donald C. Burke, Attorney-in-fact)



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                                 EXHIBIT INDEX

 Exhibit Number      Description
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 12             --   Opinion of Sidley Austin Brown & Wood LLP, counsel for the
                     Registrant and International Equity Fund.